FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-227245
October 10, 2018

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ALGONQUIN POWER & UTILITIES CORP.
US$250,000,000 6.875% Fixed-to-Floating Rate Subordinated Notes – Series 2018-A due October 17,
2078
Preferred Shares Issuable Upon Automatic Conversion

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)

Security Type:	Fixed-to-Floating Rate Subordinated Notes – Series 2018-A due October 17, 2078 (the “Notes”)

Expected Ratings (S&P/Fitch)*:	BB+ / BB+

Pricing Date:	October 10, 2018

Settlement Date**:	October 17, 2018 (T+5)

Maturity Date:	October 17, 2078

Principal Amount of Notes:	US$250,000,000 (before giving effect to the Over-Allotment Option)

Over-Allotment Option:
The Company has granted the Underwriters an option to purchase up to an additional US$37,500,000 aggregate principal amount of Notes to cover over-allotments, if any, which may be exercised, in whole or in part from time to time, for 13 days after the date hereof.

Denominations:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100% (US$25.00 per Note)

Interest Rate and Interest Payment Dates:

Fixed Rate Period:
From the issue date of the Notes to, but excluding, October 17, 2023 at a fixed rate equal to 6.875% per year, payable quarterly in arrears on January 17, April 17, July 17 and October 17 of each year, with the first payment at such rate being on January 17, 2019.

Floating Rate Period:
From October 17, 2023, and on every January 17, April 17, July 17 and October 17 of each year thereafter until October 17, 2078 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

(i)         starting on October 17, 2023, on every Interest Reset Date until October 17, 2028, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 3.677%, payable in arrears, with the first payment at such rate being on January 17, 2024,

(ii)        starting on October 17, 2028, on every Interest Reset Date until October 17, 2043, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 3.927%, payable in arrears, with the first payment at such rate being on January 17, 2029,

(iii)       starting on October 17, 2043, on every Interest Reset Date until October 17, 2078, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.677%, payable in arrears, with the first payment at such rate being on January 17, 2044.

Optional Deferral:
So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: Actual number of days elapsed during each interest period and a 360-day year.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York or Toronto, Ontario.

Redemption Right:
On or after October 17, 2023, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion:
The Notes, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the holders of the Notes, into shares of a newly issued series of preferred shares of the Company (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). At the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Company shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each US$25 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$25.

CUSIP / ISIN:	CUSIP: 015857 709
ISIN: US0158577090

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. and CIBC World Markets Corp.

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement, dated October 10, 2018.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Changes to Preliminary Prospectus Supplement
References to “October 15, 2023” in the sections entitled “Description of the Conversion Preferred Shares—Redemption of the Conversion Preferred Shares” and “Description of the Conversion Preferred Shares— Purchase for Cancellation” shall be changed to “October 17, 2023”.

****

The Company has not and does not intend to qualify the distribution of the Notes in Canada pursuant to a prospectus. Sales into Canada or to residents of Canada, if any, will be made on a private placement basis only in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec and Nova Scotia and only to investors that are “accredited investors” as defined in National Instrument 45-106 - Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations.

The Company has filed a registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; J.P. Morgan Securities LLC, at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; Wells Fargo Securities, LLC at 1-800-645-3751 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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